SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2010

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Grand Place/Grote Markt 1, 1000 Brussels

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

This Report contains a copy of the following:

(1)	The Press Release issued on November 3, 2010.

Brussels, 3 November 2010 – 1 / 18

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Third Quarter and Nine Months 2010 Results

For important disclaimers please refer to page 3

HIGHLIGHTS

•

Volume performance: Total 3Q10 volumes grew 4.1%, with own beer volumes up 4.1% and soft drink volumes up 5.9%. In 9M10, total volumes increased 2.4%, with own beer volumes up 2.3% and soft drink volumes up 4.6%

•	Focus Brands: Our Focus Brand volumes grew 6.5% in 3Q10 and 4.9% in 9M10, led by Budweiser internationally; Antarctica, Brahma and Skol in Brazil; Harbin and Sedrin in China; and Klinskoye in Russia

•	Market share gains: In 9M10, we gained or maintained market share in markets representing more than half of our total beer volumes

•

Revenue growth: 3Q10 revenue rose 5.4%, or 1.5% per hl, and 9M10 revenue grew 3.9%, or 1.4% per hl. On a constant geographic basis, i.e. eliminating the impact of faster growth in countries with lower revenue per hl, revenue growth per hl improved 3.5% in 3Q10 and 2.9% in 9M10

•

Cost of Sales: Cost of Sales (CoS) increased 2.9% in 3Q10, and decreased 1.7% per hl. In 9M10, CoS increased 1.6%, and decreased 1.5% per hl. On a constant geographic basis, CoS per hl increased 0.8% in 3Q10 and 0.7% in 9M10

•	Sales and marketing: Sales and marketing investments rose 5.3% in 3Q10 and 6.8% in 9M10, with increases across most major markets reflecting continued support behind our Focus Brands and innovations

•	Synergies: 3Q10 synergies of 140 million USD related to the combination with Anheuser-Busch, bringing 9M10 synergies to 450 million USD and total synergies achieved to 1 810 million USD

•

EBITDA: 3Q10 EBITDA grew 9.1% to 3 533 million USD, with EBITDA margin of 37.9% compared to 36.0% in 3Q09 with organic improvement of 125 bps. 9M10 EBITDA rose 6.7% to 9 974 million USD with a margin of 37.2%, an organic improvement of 96 bps

•	Non-recurring items above EBIT: 3Q10 normalized profit from operations excludes non-recurring items of -9 million USD or -0.01 USD per share

•

Net finance costs: Net finance costs of 594 million USD in 3Q10 compare to 971 million USD in 3Q09. The decrease is primarily due to lower net interest charges as a result of reduced net debt levels and lower accretion expenses as bank borrowings are being reduced as a percentage of total debt. In addition, 3Q10 net finance costs also include an unrealized gain of 105 million USD from derivative contracts and favorable currency translation, both included in other financial results. Net finance costs of 2 013 million USD in 9M10 compare to 2 964 million USD in 9M09

•

Non-recurring finance costs: Normalized profit excludes a one-time negative mark-to-market adjustment of 49 million USD or -0.03 USD per share following the prepayment of approximately 1 billion USD of bank financing

•

Profit: Normalized profit attributable to equity holders of Anheuser-Busch InBev of 1 489 million USD in 3Q10 compares to 1 132 million USD in 3Q09 on a reported basis, and 3 820 million USD in 9M10 compares to 3 050 million USD in 9M09 on a reported basis

•	EPS: Normalized earnings per share of 0.94 USD in 3Q10 compares to 0.72 USD in 3Q09 on a reported basis, and 2.40 USD in 9M10 compares to 1.93 USD in 9M09 on a reported basis

Brussels, 3 November 2010 – 2 / 18

Figure 1 - Consolidated performance (million USD)

	3Q10	3Q09 Reported	3Q09 Reference base	Organic growth
Total volumes (thousand hls)	106 699	106 609	102 044	4.1%
Total beer volumes	95 966	96 478	91 913	3.9%
Of which AB InBev own beer	94 578	94 969	90 444	4.1%
Non-beer volumes	10 733	10 131	10 131	5.9%
Revenue	9 323	9 763	8 808	5.4%
Gross profit	5 193	5 259	4 795	7.6%
Normalized EBITDA	3 533	3 549	3 169	9.1%
Normalized EBIT	2 897	2 842	2 546	10.8%
Profit attributable to equity holders of AB InBev (normalized)	1 489	1 132
Profit attributable to equity holders of AB InBev	1 434	1 546

Normalized earnings per share (USD)	0.94	0.72
Earnings per share (USD)	0.90	0.98

Margins
Gross margin	55.7%	53.9%	54.4%	110	bps
Normalized EBITDA margin	37.9%	36.4%	36.0%	125	bps
Normalized EBIT margin	31.1%	29.1%	28.9%	147	bps

	9M10	9M09 Reported	9M09 Reference base	Organic growth
Total volumes (thousand hls)	299 141	306 884	290 947	2.4%
Total beer volumes	266 767	276 201	260 265	2.1%
Of which AB InBev own beer	262 857	271 768	255 953	2.3%
Non-beer volumes	32 374	30 682	30 682	4.6%
Revenue	26 824	27 461	24 835	3.9%
Gross profit	14 865	14 567	13 433	5.9%
Normalized EBITDA	9 974	9 932	9 055	6.7%
Normalized EBIT	8 108	7 864	7 241	8.5%
Profit attributable to equity holders of AB InBev (normalized)	3 820	3 050
Profit attributable to equity holders of AB InBev	3 058	3 334

Normalized earnings per share (USD)	2.40	1.93
Earnings per share (USD)	1.92	2.11

Margins
Gross margin	55.4%	53.0%	54.1%	102	bps
Normalized EBITDA margin	37.2%	36.2%	36.5%	96	bps
Normalized EBIT margin	30.2%	28.6%	29.2%	126	bps

Anheuser-Busch InBev’s 3Q10 and 3Q09 reported numbers are based on unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD. The reported numbers for the three and nine months ended 30 September 2010 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three and nine months ended 30 September 2010 are not necessarily indicative of the results to be expected for the full year.

Given the transformational nature of the disposals we made during 2009 to refinance the debt we incurred to finance the Anheuser-Busch transaction, we present in this press release the 3Q09 and 9M09 consolidated volumes and results down to normalized EBIT on a Reference Base, treating all divestitures as if they had closed as of 1 January 2009 and with certain intra-group transactions reported in Global Export and Holding Companies.

To facilitate the understanding of Anheuser-Busch InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic and normalized numbers against the Reference Base. In other words, financials are analyzed eliminating the impact of changes in currencies on

Brussels, 3 November 2010 – 3 / 18

translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures other than those eliminated from the Reference Base, the start up or termination of activities, curtailment gains and losses, or the transfer of activities between segments.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic per hectoliter figures on a constant geographic basis. The constant geographic basis is calculated by assuming the same volume, revenue and cost of sales weighting of our businesses as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance. Values in the figures and annexes may not add up, due to rounding.

3Q10 and 9M10 EPS based upon weighted average of 1 591 million shares compared to 1 583 million shares for 3Q09 and 9M09.

MANAGEMENT COMMENTS

Anheuser-Busch InBev results showed solid progress in 3Q10 with total volumes up 4.1% and 9.1% higher EBITDA. Our Focus Brands continued to lead results, registering a 6.5% gain in the quarter versus 3Q09.

Beer volumes in Brazil once again led gains, increasing 12.5% in 3Q10. Innovations we introduced over the last three years now account for more than 10% of the Brazilian beer market. Volumes in China increased 8.1% as our Focus Brand portfolio increased 17.5%, benefiting from our national marketing campaigns including the FIFA World Cup sponsorship. Meaningful improvements in brand health indicators for Budweiser and Harbin have positive implications for future growth.

Russian volumes increased 8.0% in 3Q10. Klinskoye, boosted by its wheat beer extension, saw renewed growth. We continue to build awareness for Bud through a broad range of media initiatives including television, social media and out-of-home ads. Bud’s strong volume performance confirmed the brand’s potential in Russia. Stella Artois volumes also improved in Russia, in sum providing strong momentum across a range of consumer segments. Market conditions in Latin America South generally rebounded and Stella Artois gained share throughout the Zone.

In contrast, North America and Western Europe remained challenging, with volumes declining in the low single digits.

In the United States, sales-to-retailers fell 4.0% as high unemployment persists, increasing the economic pressure on many consumers. We are, however, encouraged by better mix trends in the United States. Bud Light gained share both in our portfolio and in the market place as some consumers traded back to premium brands. In addition, our September price increase has been implemented according to plan, and we are expecting revenue per hl growth ahead of inflation in 4Q10.

Brussels, 3 November 2010 – 4 / 18

Year to date, we gained or maintained market share in markets representing more than half of our total beer volumes, including Brazil, China, Russia and the United Kingdom. We have taken steps to further improve market share trends, especially in the United States where we launched a variety of initiatives to support Budweiser through brand reappraisal with a rejuvenated marketing campaign and extensive strategic sampling kicked off with Budweiser Concentration Week.

Parallel to our American efforts, we will work toward our goal to make Budweiser the first and only truly global beer brand. We recently launched Budweiser Lime, a line extension in China, and Budweiser Brew N° 66 in the United Kingdom, both adding new flavor to Budweiser’s universal message of celebration and optimism. We plan to launch the iconic brand in Brazil in 2011. Overall, we expect international Budweiser’s growth to drive both market share gains and improved mix, given its above core positioning.

Operating expenses increased 3.9% in 3Q10, despite a 5.3% increase in sales and marketing investments and 13.4% higher distribution expenses. The latter reflects logistics costs to handle growth in the north and northeast of Brazil and to a lesser extent interior regions in China; all areas with a less established brewery footprint. We are addressing this challenge with increased capital expenditures in both regions, the primary reason why we now expect 2010 net capital expenditures of between 2.0 and 2.2 billion USD.

OUTLOOK

We expect 4Q10 organic EBITDA growth to be materially higher than that of 3Q10.

As previously noted, we benefit from easier comparisons in sales and marketing expenses in the fourth quarter, as the timing of 2009 commercial activities led to a higher percentage of spending at the end of the year. In addition, administrative expenses have an easier comparison.

We expect Cost of Sales per hl to run flat or increase in the low single digits percentagewise on a constant geographic basis for FY10.

For the full year 2010, we expect the average coupon on net debt to be between 6.0-6.5%, and a normalized effective tax rate in the 25-27% range.

We expect 2010 net capital expenditures between 2.0 and 2.2 billion USD.

FOCUS BRANDS

We direct the majority of our attention and resources toward our Focus Brands, those brands we believe have the greatest commercial potential. Focus Brand volumes grew 6.5% in 3Q10, ahead of own beer volume growth of 4.1%. 9M10 saw Focus Brand volumes up 4.9%, ahead of own beer volume growth of 2.3%, with Focus Brands becoming more important as their mix increased to represent 68.2% of own beer volumes versus 66.8% in 9M09.

Brussels, 3 November 2010 – 5 / 18

Focus Brand and innovation highlights:

•

Budweiser grew volumes and market share in China, the United Kingdom and Canada. Budweiser Lime, being rolled out in China, is focused on high-end night life accounts. In Russia, Bud continues to confirm our view of the brand’s potential in the world’s fourth largest beer market as it gained share from the longer established category leader

•

Stella Artois grew market share in five key countries. Stella Artois Black hit the market in the United Kingdom in September, another example of our commitment to innovation. The exclusive premium beer imported from Belgium, is available in only a limited number of hand-selected on-trade outlets in the United Kingdom

•	Klinskoye introduced Klinskoye Fresh in Russia, a non-filtered wheat beer brand extension, in August

Budweiser Concentration Week

Fresh off Budweiser’s success around the FIFA World Cup and its growth in international markets, we initiated Budweiser Concentration Week, 27 September to 3 October, to reach new United States consumers, many of whom have a great appreciation for Budweiser as an iconic American brand, but have never tried it.

We launched a new multi-focal point campaign called “Grab Some Buds” with a theme focused on the excitement for great times to come. The campaign tested better than any other since we implemented more rigorous quantitative testing in the United States. As a teaser, we celebrated a Budweiser National Happy Hour during which personnel joined our field sales teams and wholesalers in the market place to strategically sample Budweiser with a half-million legal drinking age consumers. The results were encouraging and contributed to better brand trends in 3Q10.

OPERATING PERFORMANCE

Detailed segment information for the 3Q10 and 9M10 operating performance are provided in Annex 1 and Annex 2 of the press release.

Figure 2 - Volumes (thousand hls)

	3Q09 Reference base	Scope	Organic growth	3Q10	Organic growth
					Total volume	Own beer volume
North America	35 275	—	-525	34 750	-1.5%	-1.5%
Latin America - North	25 803	—	2 970	28 773	11.5%	12.3%
Latin America - South	7 208	—	149	7 357	2.1%	5.1%
Western Europe	8 784	-31	-442	8 311	-5.0%	-4.5%
Central and Eastern Europe	7 714	—	655	8 369	8.5%	8.6%
Asia Pacific	16 068	68	1 269	17 405	7.9%	7.9%
Global Export and Holding Companies	1 192	415	127	1 734	7.9%	7.9%
AB InBev Worldwide	102 044	452	4 203	106 699	4.1%	4.1%

	9M09 Reference base	Scope	Organic growth	9M10	Organic growth
					Total volume	Own beer volume
North America	103 666	—	-3 736	99 930	-3.6%	-3.6%
Latin America - North	75 762	—	9 374	85 136	12.4%	13.7%
Latin America - South	23 050	306	-33	23 322	-0.1%	3.4%
Western Europe	24 235	347	-524	24 058	-2.1%	-1.0%
Central and Eastern Europe	21 662	-455	-205	21 002	-1.0%	-0.9%
Asia Pacific	38 448	149	2 050	40 648	5.3%	5.3%
Global Export and Holding Companies	4 124	862	59	5 045	1.2%	1.2%
AB InBev Worldwide	290 947	1 209	6 985	299 141	2.4%	2.3%

Brussels, 3 November 2010 – 6 / 18

North America (NA)

North American total volumes decreased 1.5% in 3Q10 and 3.6% in 9M10.

Shipment volumes in the United States fell 1.2% in 3Q10 and 3.6% in 9M10. Domestic United States beer selling-day adjusted sales-to-retailers (STRs) decreased 4.0% in 3Q10 and 3.2% in 9M10.

United States normalized revenue per hl excluding non-beer activities grew 3.4% in 3Q10, reflecting higher pricing and improved brand mix as compared to 3Q09. United States brand mix reflects a shift in our portfolio from sub-premium to premium light, led by Bud Light and Select 55.

In Canada, beer volumes declined 4.6% in 3Q10 due to industry weakness as well as market share loss in a competitive pricing environment. Although the top line performance in 3Q10 remained negative, we observed a sequential market share improvement compared to 2Q10. Budweiser and Bud Light both continue to post good results and gain share, with Bud Light now representing approximately 5% of the Canadian beer market. Revenue per hl decreased by 2.0% in Canada, mainly as a result of higher sales taxes and increased discounting. Volumes in 9M10 declined 3.6%.

Revenue per hl in North America increased 1.9% in 3Q10 and 1.6% in 9M10. EBITDA increased 9.6% in 3Q10 to 1 746 million USD, driven by synergy savings and lower Cost of Sales, leading to an EBITDA margin expansion of 379 bps to 42.8%. 9M10 EBITDA grew 3.3% to 4 902 million USD with margin improvement of 231 bps to 41.8%.

Latin America North (LAN)

LAN delivered robust volume growth of 11.5% in 3Q10, with beer volume growth of 12.3% and soft drinks up 9.4%. In 9M10, Zone volumes increased 12.4%, as beer volumes rose 13.7% and soft drinks grew 9.0%.

In Brazil, beer volumes improved 12.5% in 3Q10 and 14.1% in 9M10 primarily due to industry growth driven by the robust Brazilian economy. Additionally, new products launched over the past few years boosted our volumes and continued to drive our market share in the quarter (up 170 bps according to Nielsen). Soft drinks grew 10.4% in 3Q10 and 9.6% in 9M10 with a strong industry performance.

Revenue per hl for the Zone increased 5.9% in 3Q10 and 5.8% in 9M10. Cost of Sales per hl increased 9.7% in 3Q10 due to higher can mix and packaging costs primarily driven by the cost of imported cans, and higher sugar prices, partially offset by lower aluminum prices.

3Q10 EBITDA rose 16.4% to 1 051 million USD with a margin decline of 65 bps to 45.4%, largely attributable to brand-building initiatives and investments behind our innovations, as well as higher distribution expenses related to geographic expansion in the north and northeast of Brazil. 9M10 EBITDA reached 3 125 million USD, an improvement of 15.3%, while the EBITDA margin fell 138 bps to 45.6%.

Brussels, 3 November 2010 – 7 / 18

Latin America South (LAS)

Latin America South 3Q10 volumes increased 2.1%, with beer volumes up 5.1% driven by improved industry performance in most countries, and market share stable or growing in all Zone countries. In 9M10, beer volumes rose 3.4%. Soft drinks fell 2.2% in 3Q10 and 5.4% in 9M10.

In Argentina, beer volumes increased 2.4% in 3Q10. 3Q10 market share improved sequentially behind activities commemorating the 120th Quilmes anniversary.

LAS delivered EBITDA growth of 17.2% to 199 million USD in 3Q10 with solid revenue growth and premium mix shift, somewhat offset by higher sales and marketing expenses behind our Focus Brands – Stella Artois and Quilmes – especially during the FIFA World Cup. EBITDA margin increased 15 bps to 41.4%. 9M10 EBITDA rose to 650 million USD with 13.1% organic growth.

Western Europe (WE)

In Western Europe, 3Q10 own beer volumes decreased 4.5% while total volumes, including subcontracted volumes, fell 5.0%. In 9M10, own beer volumes decreased 1.0%, with total Zone volumes down 2.1%.

Own beer volumes in Belgium fell 2.2% in 3Q10 with poor weather conditions affecting the on-trade. Own beer volumes declined 3.4% in 9M10 partly due to the January social actions in 1Q10. Although our market share for 9M10 remains below the same period in 2009, we have seen an improvement since 1Q10. In Germany, own beer volumes fell 6.5% in 3Q10 and 8.6% in 9M10, driven largely by a deteriorating industry and market share loss on the back of continued price competition in the off-trade. In the United Kingdom, own beer volumes decreased 9.7% in 3Q10 mainly due to inventory adjustments following the FIFA World Cup and tough comparables as 3Q09 was the strongest quarter in the previous year. Own beer volumes increased 3.8% in 9M10 and market share improved. Off-trade volumes grew 5.0% in 9M10 with a strong performance of Budweiser, leading to market share gains across the top retailers.

EBITDA declined 6.4% to 308 million USD in 3Q10, with a negative revenue per hl performance due to unfavorable country mix and higher sales and marketing expenses, as the EBITDA margin declined 31 bps to 30.9%. For 9M10, EBITDA grew 0.9% to 848 million USD with a margin improvement of 102 bps to 28.5%.

Central and Eastern Europe (CEE)

CEE volumes increased 8.5% in 3Q10, but fell 1.0% in 9M10.

In Russia, volumes grew 8.0% in 3Q10 led by Klinskoye and benefited from unusually warm weather. Bud, which was launched in May 2010, continued to perform ahead of expectations and contributed to share gains in the premium segment. Volumes declined 1.2% in 9M10, reflecting industry weakness in 1Q10 after the excise tax increase in January 2010. In Ukraine, beer volumes grew 9.3% in 3Q10 driven by a solid industry; however, year to date volumes decreased 0.5%.

3Q10 EBITDA declined 14.6%, primarily due to increased sales and marketing investments, including support behind the Bud launch in Russia, as well as higher distribution expenses

Brussels, 3 November 2010 – 8 / 18

related to transport tariff increases in Russia and Ukraine. 9M10 EBITDA fell 26.0% reflecting phased excise-linked price increases, greater investments behind our Focus Brands and higher distribution expenses across the region.

Asia Pacific (APAC)

Zone volumes grew 7.9% in 3Q10 and 5.3% in 9M10 with China volumes up 8.1% and 5.4% respectively. Focus Brand growth of 17.5% in 3Q10 and 14.8% in 9M10 was led by Harbin as the brand benefited from continued FIFA World Cup exposure and fast growth of the Harbin Ice line extension. A strong marketing plan and efficient execution in the market place supported a strong Budweiser performance.

Strong Budweiser and Harbin growth drove improved brand mix and 13.5% 3Q10 EBITDA growth despite 18.5% higher sales and marketing investments and 25.6% greater distribution expenses. 9M10 EBITDA grew 6.4% to 240 million USD.

Global Export and Holding Companies (GEHC)

GEHC EBITDA was -20 million USD in 3Q10. 9M10 EBITDA was -43 million USD, an improvement of 75 million USD compared to 9M09.

CONSOLIDATED INCOME STATEMENT

Figure 3 - Consolidated Income Statement (million USD)

	3Q09 Reported	3Q09 Reference base	Scope	Currency translation	Organic growth	3Q10	Organic growth
Revenue	9 763	8 808	-50	88	477	9 323	5.4%
Cost of sales	-4 505	-4 013	16	-16	-117	-4 130	-2.9%
Gross profit	5 259	4 795	-34	72	361	5 193	7.6%
Distribution expenses	-694	-657	—	-9	-88	-753	-13.4%
Sales and marketing expenses	-1 311	-1 200	32	-1	-62	-1 231	-5.3%
Administrative expenses	-528	-507	—	8	19	-480	3.7%
Other operating income/expenses	117	115	2	7	45	168	38.5%
Normalized profit from operations (normalized EBIT)	2 842	2 546	-1	78	274	2 897	10.8%
Non-recurring items above EBIT	412					-9
Net finance cost	-971					-594
Non-recurring net finance cost	5					-49
Share of results of associates	157					162
Income tax expense	-601					-547
Profit	1 844					1 860
attributable to equity holders of AB InBev	1 546					1 434
attributable to non-controlling interests	298					426

Normalized EBITDA	3 549	3 169	-1	77	288	3 533	9.1%
Normalized profit attributable to equity holders of AB InBev	1 132					1 489

Brussels, 3 November 2010 – 9 / 18

	9M09 Reported	9M09 Reference base	Scope	Currency translation	Organic growth	9M10	Organic growth
Revenue	27 461	24 835	-107	1 129	967	26 824	3.9%
Cost of sales	-12 894	-11 402	-28	-345	-184	-11 959	-1.6%
Gross profit	14 567	13 433	-135	783	783	14 865	5.9%
Distribution expenses	-1 970	-1 846	-1	-127	-154	-2 128	-8.3%
Sales and marketing expenses	-3 582	-3 259	74	-130	-215	-3 530	-6.8%
Administrative expenses	-1 619	-1 545	-19	-49	138	-1 475	8.9%
Other operating income/expenses	467	458	-157	30	44	376	14.7%
Normalized profit from operations (normalized EBIT)	7 864	7 241	-238	507	597	8 108	8.5%
Non-recurring items above EBIT	318					- 192
Net finance cost	-2 964					-2 013
Non-recurring net finance cost	5					-721
Share of results of associates	385					395
Income tax expense	-1 421					-1 372
Profit	4 187					4 205
attributable to equity holders of AB InBev	3 334					3 058
attributable to non-controlling interests	853					1 147

Normalized EBITDA	9 932	9 055	-238	565	591	9 974	6.7%
Normalized profit attributable to equity holders of AB InBev	3 050					3 820

Revenue

3Q10 consolidated revenue grew 5.4%, or 1.5% per hl, as per hl growth from selective price increases and mix improvements was offset by negative geographic mix. On a constant geographic basis, i.e. eliminating the impact of stronger volume growth coming from countries with lower revenue per hl, revenue per hl increased 3.5% in 3Q10. Consolidated revenue in 9M10 rose 3.9%, or 1.4% per hl. When excluding the effect of geographic mix, revenue per hl was up 2.9%.

Cost of Sales (CoS)

Cost of Sales (CoS) increased 2.9% in 3Q10, and decreased 1.7% per hl. On a constant geographic basis, CoS per hl increased 0.8% per hl in 3Q10 with higher raw material and packaging costs in Latin America North and South offsetting procurement savings and the implementation of best practices programs in North America and Western Europe. In 9M10, CoS increased 1.6%, and decreased 1.5% per hl. On a constant geographic basis, 9M10 CoS per hl increased 0.7%.

Operating expenses

Operating expenses increased 3.9% in 3Q10 and 3.0% in 9M10:

•

Distribution expenses increased 13.4% in 3Q10 and 8.3% in 9M10, mainly impacted by higher transportation costs in Brazil and China related to geographic expansion, and tariff increases in Russia and Ukraine

•	Sales and marketing expenses grew 5.3% in 3Q10 and 6.8% in 9M10 with greater investments behind our Focus Brands and innovations, partially offset by reductions in non-working money

•	Administrative expenses fell 3.7% in 3Q10 and 8.9% in 9M10 reflecting disciplined fixed cost management and lower accruals for variable compensation

•

Other operating income/expenses improved by 45 million USD in 3Q10 and 44 million USD 9M10, largely explained by government grants in Latin America North related to capacity expansion, and gains from the sale of fixed assets in Western Europe and Asia Pacific

Brussels, 3 November 2010 – 10 / 18

Non-recurring items above EBIT

Normalized profit from operations excludes non-recurring items of -9 million USD in 3Q10 and -192 million USD in 9M10, primarily reflecting restructuring and organizational alignment activities across our businesses. Non-recurring items in 3Q09 and 9M09 included a capital gain of 436 million USD from the disposal of the South Korean business. A breakdown of the non-recurring items is provided below, in Figure 4:

Figure 4 - Non-recurring items above EBIT (million USD)

	3Q09 Reported	3Q10	9M09 Reported	9M10
Restructuring (including impairment losses)	-12	-36	-153	-218
Business and asset disposal (including impairment losses)	424	27	471	26

Impact on profit from operations	412	-9	318	-192

Net finance costs

Net finance costs of 594 million USD in 3Q10 compares to 971 million USD in 3Q09 as reported, and 2 013 million USD in 9M10 compares to 2 964 million USD in 9M09 as reported. The decrease in net finance costs from 9M09 is the result of: (i) lower net interest charges as a result of reduced net debt levels and lower accretion expenses as bank borrowings are being reduced as a percentage of total debt; (ii) favorable foreign exchange variances arising from EUR/USD currency fluctuations; and (iii) derivative contracts entered to hedge risks associated with different share based payment programs.

For 3Q10, the 105 million USD increase in other financial results is primarily due to unrealized gains from derivative contracts related to our share-based payment programs and favorable currency translation fluctuations.

Non-recurring net finance costs consist of a one-time negative mark-to-market adjustment of 49 million USD in 3Q10 and 531 million USD in 9M10 as certain interest rate swaps hedging our senior facilities are no longer effective as a result of the refinancing and repayments before maturity. 9M10 non-recurring net finance costs also include incremental accretion expenses of 190 million USD. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over the remainder of 2010 and 2011.

Figure 5 - Net finance costs (million USD)

	3Q09 Reported	3Q10	9M09 Reported	9M10
Net interest expense	-815	-664	-2 546	-2 049
Accretion expense	-131	-35	-339	-113
Other financial results	-25	105	-79	149

Net finance costs	-971	-594	-2 964	-2 013

Mark-to-market adjustment	5	-49	5	-531
Accelerated accretion expense	—	—	—	-190

Non-recurring net finance costs	5	-49	5	-721

	-966	-643	-2 959	-2 734

Share of results of associates

3Q10 recorded a share of results of associates of 162 million USD compared to 157 million USD in 3Q09, and 395 million USD in 9M10 compared to 385 million USD in 9M09, attributable to the results of Grupo Modelo in Mexico.

Brussels, 3 November 2010 – 11 / 18

Income tax expense

3Q10 income tax expense was 547 million USD with an effective tax rate of 24.3%, which compares to income tax expense of 601 million USD with an effective tax rate of 26.3% in 3Q09. 9M10 income tax expense of 1 372 million USD compares with 1 421 million USD in 9M09. The effective tax rate decreased from 27.2% in 9M09 to 26.5% in 9M10.

The variance for 3Q10 and 9M10 compared to the corresponding prior period is primarily due to shifting profit mix to countries with lower marginal tax rates. These effects were partially offset by the non-deductibility of certain non-recurring charges associated with refinancing and repayment of our senior facilities. The company continues to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

Excluding the tax effect of non-recurring items, the normalized tax rate was 23.8% in 3Q10 and 24.8% in 9M10, compared to 32.1% and 28.9% in 3Q09 and 9M09, respectively.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was 426 million USD in 3Q10, an increase from 298 million USD in 3Q09, and 1 147 million USD in 9M10, an increase from 853 million USD in 9M09, as a result of the strong performance of AmBev and currency translation effects.

Normalized profit

Normalized profit attributable to equity holders of Anheuser-Busch InBev was 1 489 million USD in 3Q10, compared to 1 132 million USD in 3Q09, and 3 820 million USD in 9M10, compared to 3 050 million USD in 9M09.

Normalized EPS

Normalized EPS for 3Q10 of 0.94 USD compares to 0.72 USD in 3Q09. 9M10 normalized EPS of 2.40 USD compares to 1.93 USD in 9M09. Figure 6 provides reconciliation between normalized EPS and basic EPS:

Figure 6 - Earnings per share

	3Q09 Reported	3Q10	9M09 Reported	9M10
Normalized earnings per share (usd)	0.72	0.94	1.93	2.40
Non-recurring items, after taxes, attributable to equity holders of AB InBev, per share	0.26	-0.01	0.18	-0.06
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev, per share	—	-0.03	—	-0.42

Basic earnings per share (usd)	0.98	0.90	2.11	1.92

Reconciliation between normalized EBITDA and profit attributable to equity holders

Normalized EBITDA and normalized EBIT are measures utilized by Anheuser-Busch InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of Anheuser-Busch InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT; and (vii) depreciation, amortization and impairment.

Brussels, 3 November 2010 – 12 / 18

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and Anheuser-Busch InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

Figure 7 - Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)

	3Q09 Reported	3Q10	9M09 Reported	9M10
Profit attributable to equity holders of AB InBev	1 546	1 434	3 334	3 058
Non-controlling interests	298	426	853	1 147
Profit	1 844	1 860	4 187	4 205
Income tax expense	601	547	1 421	1 372
Share of results of associates	-157	-162	-385	-395
Non-recurring net finance cost	-5	49	-5	721
Net finance cost	971	594	2 964	2 013
Non-recurring items	-412	9	-318	192
Normalized EBIT	2 842	2 897	7 864	8 108
Depreciation, amortization, and impairment	707	636	2 068	1 866
Normalized EBITDA	3 549	3 533	9 932	9 974

RECENT EVENTS

On 12 October 2010, an Anheuser-Busch InBev subsidiary, Anheuser-Busch InBev Worldwide Inc., announced that it had filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (SEC) seeking to undertake an exchange offer totaling up to 8.0 billion USD. Anheuser-Busch InBev Worldwide would offer to exchange privately issued unregistered 144A notes for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. These unregistered 144A notes were issued before AB InBev became an SEC reporting company.

On 20 August 2010, our Brazilian listed subsidiary, Companhia de Bebidas das Américas – AmBev (“AmBev”) and Cerveceria Regional S.A (“Regional”) announced that they had agreed to enter into a transaction to combine their business activities in Venezuela whereby Regional’s controlling shareholders would own at closing a 85% interest in the combined venture and AmBev would own the remaining 15%, which may be increased to up to 20% over the next four years. The transaction closed 20 October 2010 and will be reflected in the financial statements of the fourth quarter of 2010.

Brussels, 3 November 2010 – 13 / 18

ANNEXES

•	Annex 1: Third Quarter 2010 (3Q10) segment information

•	Annex 2: Nine Months 2010 (9M10) segment information

Agenda for 3 November 2010

•	Conference call 3Q10 and 9M10 results for investors

3.00 p.m. CET / 2.00 p.m. BST / 10.00 a.m. EST - full registration details are available at

http://www.ab-inbev.com/go/investors/events_calendar/9M10_results.cfm

The 2010 third quarter (3Q10) financial data set out in Figures 3 to 7 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the nine months ended 30 September 2010, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union.

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser- Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, and the synergies it is able to achieve. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives and targets is dependent on many factors some of which may be outside of management’s control. In some cases, words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target”, “will” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 15 April 2010. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

Brussels, 3 November 2010 – 14 / 18

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depository Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, Anheuser-Busch InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local champions” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser-Busch brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116,000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2009, the company realized revenue of 36.8 billion USD. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Robert Ottenstein Tel: +1-212-573-4365 E-mail: robert.ottenstein@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Brussels, 3 November 2010 – 15 / 18

Annex 1

AB InBev Worldwide	3Q09 Reference base	Scope	Currency translation	Organic growth	3Q10	Organic growth
Total volumes (thousand hls)	102 044	452	—	4 203	106 699	4.1%
Of which AB InBev own beer	90 444	452	—	3 682	94 578	4.1%
Revenue	8 808	-50	88	477	9 323	5.4%
Cost of sales	-4 013	16	-16	-117	-4 130	-2.9%
Gross profit	4 795	-34	72	361	5 193	7.6%
Distribution expenses	-657	—	-9	-88	-753	-13.4%
Sales and marketing expenses	-1 200	32	-1	-62	-1 231	-5.3%
Administrative expenses	-507	—	8	19	-480	3.7%
Other operating income/expenses	115	2	7	45	168	38.5%
Normalized EBIT	2 546	-1	78	274	2 897	10.8%
Normalized EBITDA	3 169	-1	77	288	3 533	9.1%
Normalized EBITDA margin	36.0%				37.9%	125	bps

North America	3Q09 Reference base	Scope	Currency translation	Organic growth	3Q10	Organic growth
Total volumes (thousand hls)	35 275	—	—	-525	34 750	-1.5%
Revenue	4 058	-14	35	-3	4 076	-0.1%
Cost of sales	-1 897	2	-8	98	-1 806	5.1%
Gross profit	2 162	-12	27	94	2 270	4.4%
Distribution expenses	-208	—	-5	6	-207	3.0%
Sales and marketing expenses	-461	—	-4	33	-431	7.2%
Administrative expenses	-155	—	—	30	-124	19.7%
Other operating income/expenses	16	4	—	-6	14	-31.3%
Normalized EBIT	1 354	-8	18	158	1 522	11.7%
Normalized EBITDA	1 583	-8	20	152	1 746	9.6%
Normalized EBITDA margin	39.0%				42.8%	379	bps

Latin America - North	3Q09 Reference base	Scope	Currency translation	Organic growth	3Q10	Organic growth
Total volumes (thousand hls)	25 803	—	—	2 970	28 773	11.5%
Revenue	1 838	—	144	333	2 315	18.1%
Cost of sales	-615	—	-42	-137	-794	-22.3%
Gross profit	1 224	—	102	196	1 521	16.0%
Distribution expenses	-194	—	-14	-69	-278	-35.8%
Sales and marketing expenses	-240	—	-14	-36	-289	-14.9%
Administrative expenses	-132	—	-6	10	-128	7.5%
Other operating income/expenses	63	—	8	21	92	32.5%
Normalized EBIT	721	—	76	121	918	16.8%
Normalized EBITDA	831	—	83	136	1 051	16.4%
Normalized EBITDA margin	45.2%				45.4%	-65	bps

Latin America - South	3Q09 Reference base	Scope	Currency translation	Organic growth	3Q10	Organic growth
Total volumes (thousand hls)	7 208	—	—	149	7 357	2.1%
Revenue	419	—	-9	70	480	16.8%
Cost of sales	-170	—	4	-34	-199	-19.9%
Gross profit	249	—	-4	36	281	14.7%
Distribution expenses	-37	—	1	-3	-39	-8.6%
Sales and marketing expenses	-52	—	1	-8	-59	-15.7%
Administrative expenses	-20	—	—	-1	-21	-3.6%
Other operating income/expenses	-4	—	—	1	-3	19.1%
Normalized EBIT	135	—	-2	25	159	18.5%
Normalized EBITDA	172	—	-2	30	199	17.2%
Normalized EBITDA margin	41.0%				41.4%	15	bps

Brussels, 3 November 2010 – 16 / 18

Annex 1

Western Europe	3Q09 Reference base	Scope	Currency translation	Organic growth	3Q10	Organic growth
Total volumes (thousand hls)	8 784	-31	—	-442	8 311	-5.0%
Of which AB InBev own beer	7 888	-31	—	-355	7 502	-4.5%
Revenue	1 171	-4	-104	-64	999	-5.5%
Cost of sales	-548	—	45	35	-468	6.5%
Gross profit	623	-4	-59	-29	531	-4.6%
Distribution expenses	-109	—	11	-1	-99	-1.0%
Sales and marketing expenses	-192	4	20	-4	-172	-2.2%
Administrative expenses	-79	—	9	-6	-76	-8.2%
Other operating income/expenses	21	—	-1	14	33	66.3%
Normalized EBIT	264	—	-21	-27	216	-10.1%
Normalized EBITDA	362	—	-31	-23	308	-6.4%
Normalized EBITDA margin	30.9%				30.9%	-31	bps

Central and Eastern Europe	3Q09 Reference base	Scope	Currency translation	Organic growth	3Q10	Organic growth
Total volumes (thousand hls)	7 714	—	—	655	8 369	8.5%
Revenue	449	—	15	51	516	11.4%
Cost of sales	-224	—	-6	-26	-256	-11.4%
Gross profit	225	—	9	26	260	11.5%
Distribution expenses	-41	—	-2	-15	-58	-36.6%
Sales and marketing expenses	-78	—	-3	-23	-103	-29.2%
Administrative expenses	-26	—	—	—	-26	—
Other operating income/expenses	2	—	—	-2	—	-81.3%
Normalized EBIT	82	—	5	-13	74	-16.3%
Normalized EBITDA	137	—	6	-20	122	-14.6%
Normalized EBITDA margin	30.4%				23.7%	-710	bps

Asia Pacific	3Q09 Reference base	Scope	Currency translation	Organic growth	3Q10	Organic growth
Total volumes (thousand hls)	16 068	68	—	1 269	17 405	7.9%
Revenue	515	-23	12	64	569	13.1%
Cost of sales	-260	-6	-6	-36	-308	-13.6%
Gross profit	256	-28	5	28	261	12.4%
Distribution expenses	-35	—	-1	-9	-44	-25.6%
Sales and marketing expenses	-135	27	-3	-20	-131	-18.5%
Administrative expenses	-30	—	—	-5	-35	-18.1%
Other operating income/expenses	6	—	—	14	19	245.6%
Normalized EBIT	62	-1	1	8	70	12.5%
Normalized EBITDA	110	-1	3	15	127	13.5%
Normalized EBITDA margin	21.3%				22.2%	9	bps

Global Export and Holding Companies	3Q09 Reference base	Scope	Currency translation	Organic growth	3Q10	Organic growth
Total volumes (thousand hls)	1 192	415	—	127	1 734	7.9%
Revenue	357	-9	-6	26	369	7.5%
Cost of sales	-299	20	-3	-17	-299	-6.1%
Gross profit	58	11	-8	9	69	13.2%
Distribution expenses	-33	—	2	4	-27	11.1%
Sales and marketing expenses	-42	1	2	-5	-45	-11.9%
Administrative expenses	-66	—	5	-9	-70	-13.5%
Other operating income/expenses	10	-3	-1	4	12	53.9%
Normalized EBIT	-73	9	—	3	-61	4.7%
Normalized EBITDA	-25	8	-2	-1	-20	-4.8%

Brussels, 3 November 2010 – 17 / 18

Annex 2

AB InBev Worldwide	9M09 Reference base	Scope	Currency translation	Organic growth	9M10	Organic growth
Total volumes (thousand hls)	290 947	1 209	—	6 985	299 141	2.4%
Of which AB InBev own beer	255 953	972	—	5 932	262 857	2.3%
Revenue	24 835	-107	1 129	967	26 824	3.9%
Cost of sales	-11 402	-28	-345	-184	-11 959	-1.6%
Gross profit	13 433	-135	783	783	14 865	5.9%
Distribution expenses	-1 846	-1	-127	-154	-2 128	-8.3%
Sales and marketing expenses	-3 259	74	-130	-215	-3 530	-6.8%
Administrative expenses	-1 545	-19	-49	138	-1 475	8.9%
Other operating income/expenses	458	-157	30	44	376	14.7%
Normalized EBIT	7 241	-238	507	597	8 108	8.5%
Normalized EBITDA	9 055	-238	565	591	9 974	6.7%
Normalized EBITDA margin	36.5%				37.2%	96	bps

North America	9M09 Reference base	Scope	Currency translation	Organic growth	9M10	Organic growth
Total volumes (thousand hls)	103 666	—	—	-3 736	99 930	-3.6%
Revenue	11 883	-40	182	-287	11 738	-2.4%
Cost of sales	-5 547	-52	-48	307	-5 341	5.5%
Gross profit	6 337	-92	134	19	6 397	0.3%
Distribution expenses	-600	—	-32	38	-594	6.4%
Sales and marketing expenses	-1 252	—	-22	69	-1 205	5.5%
Administrative expenses	-450	-19	-6	67	-408	14.3%
Other operating income/expenses	204	-154	—	-10	41	-19.2%
Normalized EBIT	4 239	-265	74	184	4 231	4.6%
Normalized EBITDA	4 930	-265	83	154	4 902	3.3%
Normalized EBITDA margin	41.5%				41.8%	231	bps

Latin America - North	9M09 Reference base	Scope	Currency translation	Organic growth	9M10	Organic growth
Total volumes (thousand hls)	75 762	—	—	9 374	85 136	12.4%
Revenue	4 949	—	976	934	6 859	18.9%
Cost of sales	-1 601	—	-295	-392	-2 287	-24.5%
Gross profit	3 349	—	681	542	4 572	16.2%
Distribution expenses	-516	—	-98	-170	-784	-32.8%
Sales and marketing expenses	-654	—	-108	-103	-864	-15.7%
Administrative expenses	-364	—	-50	18	-396	4.9%
Other operating income/expenses	153	—	31	26	211	17.1%
Normalized EBIT	1 967	—	457	314	2 738	15.9%
Normalized EBITDA	2 271	—	508	347	3 125	15.3%
Normalized EBITDA margin	45.9%				45.6%	-138	bps

Latin America - South	9M09 Reference base	Scope	Currency translation	Organic growth	9M10	Organic growth
Total volumes (thousand hls)	23 050	306	—	- 33	23 322	-0.1%
Revenue	1 302	12	- 39	185	1 460	14.2%
Cost of sales	-521	-7	18	-74	-583	-14.2%
Gross profit	782	5	-20	111	877	14.3%
Distribution expenses	-115	-1	4	-7	-119	-6.3%
Sales and marketing expenses	-129	-1	4	-40	-166	-30.8%
Administrative expenses	-54	—	1	1	-53	1.0%
Other operating income/expenses	-5	—	—	-1	-5	-21.6%
Normalized EBIT	479	2	-12	64	534	13.3%
Normalized EBITDA	585	3	- 15	77	650	13.1%
Normalized EBITDA margin	45.0%				44.5%	-44	bps

Brussels, 3 November 2010 – 18 / 18

Annex 2

Western Europe	9M09 Reference base	Scope	Currency translation	Organic growth	9M10	Organic growth
Total volumes (thousand hls)	24 235	347	—	-524	24 058	-2.1%
Of which AB InBev own beer	21 606	347	—	-216	21 737	-1.0%
Revenue	3 145	-14	-71	-85	2 975	-2.7%
Cost of sales	-1 490	—	26	74	-1 390	5.0%
Gross profit	1 655	-14	-45	-10	1 585	-0.6%
Distribution expenses	-314	—	8	8	-299	2.4%
Sales and marketing expenses	-557	14	15	-11	-539	-2.1%
Administrative expenses	-260	—	6	31	-224	11.9%
Other operating income/expenses	61	—	-1	-2	58	-2.9%
Normalized EBIT	583	—	-17	15	581	2.6%
Normalized EBITDA	864	—	-24	8	848	0.9%
Normalized EBITDA margin	27.5%				28.5%	102	bps

Central and Eastern Europe	9M09 Reference base	Scope	Currency translation	Organic growth	9M10	Organic growth
Total volumes (thousand hls)	21 662	-455	—	- 205	21 002	-1.0%
Revenue	1 196	—	69	- 1	1 265	-0.1%
Cost of sales	-611	—	-33	-23	-668	-3.7%
Gross profit	585	—	36	-24	597	-4.1%
Distribution expenses	-121	—	-9	-15	-145	-12.2%
Sales and marketing expenses	-210	—	-18	-46	-273	-21.8%
Administrative expenses	-88	—	-3	16	-76	17.7%
Other operating income/expenses	2	—	—	—	2	-1.7%
Normalized EBIT	167	—	7	-69	105	-41.3%
Normalized EBITDA	320	—	15	- 83	251	-26.0%
Normalized EBITDA margin	26.7%				19.9%	-690	bps

Asia Pacific	9M09 Reference base	Scope	Currency translation	Organic growth	9M10	Organic growth
Total volumes (thousand hls)	38 448	149	—	2 050	40 648	5.3%
Revenue	1 324	-47	16	102	1 394	8.0%
Cost of sales	-725	-15	-9	-26	-775	-3.6%
Gross profit	600	-63	7	75	619	14.0%
Distribution expenses	-89	—	-1	-16	-106	-17.7%
Sales and marketing expenses	-343	59	-4	-65	-353	-22.7%
Administrative expenses	-97	—	-1	-7	-104	-6.7%
Other operating income/expenses	14	—	—	17	30	125.5%
Normalized EBIT	83	-4	1	5	86	6.0%
Normalized EBITDA	225	-2	3	14	240	6.4%
Normalized EBITDA margin	17.0%				17.2%	-25	bps

Global Export and Holding Companies	9M09 Reference base	Scope	Currency translation	Organic growth	9M10	Organic growth
Total volumes (thousand hls)	4 124	862	—	59	5 045	1.2%
Revenue	1 035	-18	-5	120	1 133	11.8%
Cost of sales	-906	47	-5	-50	-915	-5.8%
Gross profit	129	29	-10	70	218	44.6%
Distribution expenses	-90	—	1	8	-80	8.6%
Sales and marketing expenses	-114	3	2	-20	-130	-17.9%
Administrative expenses	-232	—	4	13	-214	5.5%
Other operating income/expenses	28	-3	—	14	39	54.3%
Normalized EBIT	-278	29	-3	85	-167	34.0%
Normalized EBITDA	-139	26	-4	75	-43	66.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: November 3, 2010	By:	/s/ Benoit Loore
Name: Benoit Loore
Title: VP Legal Corporate